Stran & Company, Inc.

2 Heritage Drive, Suite 600

Quincy, MA 02171

November 8, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Taylor Beech

Re:	Stran & Company, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-260109 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. (Eastern Time) on November 8, 2021, or as soon thereafter as practicable.

Please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours, Stran & Company, Inc.

By:	/s/ Andrew Shape
Name:	Andrew Shape
Title:	President and Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.